UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25/A
NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K          ☒ Form 20-F          ☐ Form 11-K          ☐ Form 10-Q          ☐ Form 10-D          ☐ Form N-SAR          ☐ Form N-CSR

For Period Ended:   December 31, 2021

          ☐ Transition Report on Form 10-K
          ☐  Transition Report on Form 20-F
          ☐  Transition Report on Form 11-K
          ☐  Transition Report on Form 10-Q
          ☐  Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gilat Satellite Networks Ltd.
(Exact name of registrant as specified in its charter)

Israel	0-21218	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
Tel: +972 3 929 3020
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒          (b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F,Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐          (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The audit of the Registrant’s subsidiaries in Peru is still ongoing pending the subsidiaries providing additional information which could not be provided without unreasonable effort or expense. Accordingly, the timely filing of the Form 20-F has become impracticable. Registrant expects to file its Annual Report on Form 20-F within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gil Benyamini, CFO, Tel: +972 3 929 3020

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2020, the Registrant reported revenues of $165.9 million and net income of $34.9 million, which was primarily attributable to a settlement payment received in connection with a terminated merger agreement. On February 15, 2022, the registrant reported unaudited summary financial results for the year and quarter ended December 31, 2021, of approximately $ 218.9 million in revenue and a net loss of $2.7 million for the year ended December 31, 2021.

Based on the information available to the Registrant at this date (i) we expect changes in several items in the Consolidated Financial Statements for previous years to result in an increase in the Shareholders’ Equity in the Consolidated Balance Sheet as of December 31, 2020 in the range of  6%-8%; and (ii) we expect immaterial changes in the Consolidated Income Statement for the years ended December 31, 2019 and 2020 and in the previously reported unaudited results for the year ended December 31, 2021. The changes are for the most part related to the implementation of the accounting standard ASC 606 Revenue from Contracts with Customers which became effective in 2018.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains various “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and, financial results of operations. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “assess,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual` results to be materially different from any results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward‑looking statements which speak only as of the date hereof.

The Registrant has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By:	/s/ Gil Benyamini	Date: May 2, 2022
Gil Benyamini, Chief Financial Officer